

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2023

Bannor Michael MacGregor
Chief Executive Officer
American Picture House Corp
555 Madison Avenue 5FL
New York, NY 10022

> **Re: American Picture House Corp**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed October 13, 2023**
> **File No. 000-56586**

Dear Bannor Michael MacGregor:

We have reviewed your October 13, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 3, 2023 letter.

Amendment No. 2 to Registration Statement on Form 10-12G

Our Chief Executive Officer and Chairman of the Board of Directors holds a significant percentage of our outstanding voting securities, page 13

1. Please revise to quantify (by percentage) the voting power of Mr. MacGregor due to his ownership of common and Series A preferred stock. In this regard, we note that the percentage appears to be substantial in comparison to the voting power which will be held by other stockholders. Please also revise the Corporate History section on page 7 to disclose and quantify Mr. MacGregor's ownership position (common and preferred) and voting power in the company.

Executive Compensation, page 32

2.   We note your response to comment 4 and reissue our comment in part. To the extent no compensation was paid to directors in 2022, so state. Alternatively, please include the disclosure required by Item 402(r) of Regulation S-K.

Note 2 - Summary of Significant Accounting Policies
Assigned Rights to the Feature Film, Buffaloed, page 63

3.   The disclosure you provided in response to prior comment 9 appears to indicate that you acquired a receivable due from the CAMA in the amount of $249,924. Please tell us your basis in GAAP for recognizing this amount as revenue during the year ended December 31, 2022.

Note 7 - Equity
Preferred Stock, page 67

4.   We read your response to prior comment 12. Please disclose the amount of the liquidation preference in the filing.

        Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Gary L. Blum, Esq.